As filed with the U.S. Securities and Exchange Commission on October 19, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

ODONTOPREV S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 602-1044

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 590 9330

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Isabel Costa Carvalho/Anand Saha Clifford Chance LLP Rua Funchal 418 15th Floor SP 04551-060 Brazil +551130196000	Conrado Tenaglia, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 United States of America (212) 903-9010

It is proposed that this filing become effective under Rule 466:

☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing 2 common shares of Odontoprev S.A.	100,000,000 ADSs	$5.00	$5,000,000	$682.00

(1)	Each unit represents one hundred (100) ADSs.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross-Reference Sheet

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
1. Name of Depositary and address of its principal executive office:	Face of ADR, introductory Article.

2. Title of ADRs and identity of deposited securities:	Face of ADR, top center and introductory paragraph.

Terms of Deposit:

(a) Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner and introductory paragraph.

(b) Any procedure for voting the deposited securities:	Articles (15), (16) and (19).

(c) Procedure for collecting and distributing dividends:	Articles (2), (10), (14), (15), (17) and (22).

(d) Procedures for transmitting notices, reports and proxy soliciting material:	Articles (13), (15), (16), (20), (21), (22) and (24).

(e) Sale or exercise of rights:	Articles (10), (14) and (16).

(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles (3), (4), (7), (10) and (17).

(g) Amendment, extension or termination of the deposit agreement:	Articles (21) and (22) (no provision for extensions).

(h) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs:	Article (13).

(i) Restrictions on the right to deposit, transfer or withdraw the underlying securities:	Articles (2), (3), (4), (7), (8), (9) and (10).

(j) Any limitation on the Depositary’s liability:	Articles (7), (19) and (20).

3. Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles (7) and (10).

Item 2.	AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
(a) The Issuer is exempt from the requirement to register the deposited securities under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as it (1) is not required to file or furnish reports under Section 13(a) or Section 15(d) of the Exchange Act, (2) currently maintains a listing of the deposited securities on the BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (the “São Paulo Stock Exchange”), which constitutes the Issuer’s primary trading market for those securities, and (3) has published in English on its internet web site (http://www.odontoprev.com.br) information that, since the first day of its most recently completed fiscal year (December 31, 2011), it (A) has made public or been required to make public pursuant to the laws of Brazil, (B) has filed or been required to file with the São Paulo Stock Exchange (the principal stock exchange in Brazil on which the Issuer’s shares are traded) and that has been made public by the São Paulo Stock Exchange and (C) has distributed or been required to distribute to its security holders. The Issuer intends to continue to publish, on an ongoing basis and for each subsequent fiscal year, the information specified in Rule 12g3-2(b)(1)(iii) in English on its internet web site.	Article (13).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, including the Form of ADR, among Odontoprev S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder. – Filed herewith as Exhibit 1.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the Issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit 4.

(e)	Certification under Rule 466. – None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Issuer. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Odontoprev S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of ADSs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 19, 2012.

Legal entity to be created by the Deposit Agreement for the issuance of ADSs for common shares of Odontoprev S.A. Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Laura Bonner
Name: Laura Bonner Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Odontoprev S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Barueri, State of São Paulo, Brazil, on October 19, 2012.

Odontoprev S.A.

By:	/s/ Randal Luiz Zanetti
Name: Randal Luiz Zanetti Title: Chief Executive Officer

By:	/s/ José Roberto Borges Pacheco
Name: José Roberto Borges Pacheco Title: Investor Relation Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints and hereby authorizes each of Randal Luiz Zanetti and José Roberto Borges Pacheco to act as such person’s true and lawful attorney-in-fact and agent, with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all such capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 19, 2012.

By:	/s/ Luiz Carlos Trabuco Cappi
Name: Luiz Carlos Trabuco Cappi Title: Board of Directors’ Chairman

By:	/s/ Marco Antonio Rossi
Name: Marco Antonio Rossi Title: Board of Directors’ Vice Chairman

By:	/s/ Eduardo de Toledo
Name: Eduardo de Toledo Title: Board of Directors’ Member

By:	/s/ César Suaki dos Santos
Name: César Suaki dos Santos Title: Board of Directors’ Member

By:	/s/ Murilo César Lemos dos Santos Passos
Name: Murilo César Lemos dos Santos Passos Title: Board of Directors’ Member

By:	/s/ Márcio Serôa de Araujo Coriolano
Name: Márcio Serôa de Araujo Coriolano Title: Board of Directors’ Member

By:	/s/ José Afonso Alves Castanheira
Name: José Afonso Alves Castanheira Title: Board of Directors’ Member

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on October 19, 2012.

Puglisi & Associates

By:	/s/ Gregory F. Lavelle
Name: Gregory F. Lavelle Title: Managing Director
For and on behalf of Puglisi & Associates the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Document

1	Form of Deposit Agreement, including the Form of ADR, among Odontoprev S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.

4	Opinion of Linklaters LLP, counsel for the Depositary, as to the legality of the securities being registered.